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                            December 15, 2020

       Kurt Barton
       Chief Financial Officer and Treasurer
       Tractor Supply Company
       5401 Virginia Way
       Brentwood, Tennessee 37027

                                                        Re: Tractor Supply
Company
                                                            Form 10-K for the
Fiscal Year Ended December 28, 2019
                                                            Filed February 20,
2020
                                                            File No. 0-23314

       Dear Mr. Barton:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 28, 2019

       Item 11. Executive Compensation, page 73

   1. We note that earnings per diluted share is one of the metrics used in your compensation plan and that you made
nearly $5.4 million in common stock repurchases in 2019. In
                                                        future filings, please
discuss if and how the share repurchases affected the manner in which the Compensation
Committee set the relevant targets used in your compensation plan and determined
whether such targets were met.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kurt Barton
Tractor Supply Company
December 15, 2020
Page 2

        You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at (202) 551-4515 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameKurt Barton                            Sincerely,
Comapany NameTractor Supply Company
                                                         Division of
Corporation Finance
December 15, 2020 Page 2                                 Office of Trade &
Services
FirstName LastName